Exhibit 99.3

Interim Management Discussion and Analysis

Contents
About Fortis	1	Cash Flow Summary	11
Performance at a Glance	2	Contractual Obligations	12
Business Unit Performance	4	Capital Structure and Credit Ratings	12
ITC	5	Capital Plan	13
UNS Energy	5	Business Risks	15
Central Hudson	6	Accounting Matters	15
FortisBC Energy	6	Financial Instruments	15
FortisAlberta	7	Long-Term Debt and Other	15
FortisBC Electric	7	Derivatives	15
Other Electric	7	Summary of Quarterly Results	16
Corporate and Other	8	Related-Party and Inter-Company Transactions	17
Non-U.S. GAAP Financial Measure	8	Outlook	17
Regulatory Matters	9	Forward-Looking Information	17
Financial Position	9	Glossary	18
Liquidity and Capital Resources	10	Condensed Consolidated Interim Financial Statements (Unaudited)	F-1
Cash Flow Requirements	10

Dated July 29, 2026

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2025 Annual Financial Statements and the 2025 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 17. Further information about Fortis, including its Annual Information Form can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

Financial information herein has been prepared in accordance with U.S. GAAP (except for the indicated Non-U.S. GAAP Financial Measure) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following U.S. dollar-to-Canadian dollar exchange rates: (i) average of 1.38 for the quarters ended June 30, 2026 and 2025; (ii) average of 1.38 and 1.41 year-to-date June 30, 2026 and 2025, respectively; (iii) 1.42 and 1.36 as at June 30, 2026 and 2025, respectively; (iv) 1.37 as at December 31, 2025; and (v) 1.35 for all forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 18.

ABOUT FORTIS

Fortis (TSX/NYSE: FTS) is a diversified leader in the North American regulated electric and gas utility industry, with 2025 revenue of $12 billion and total assets of $79 billion as at June 30, 2026. The Corporation's 9,900 employees serve 3.5 million utility customers in five Canadian provinces, ten U.S. states and the Cayman Islands.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2025 Annual MD&A and Note 1 of the Interim Financial Statements.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	1

Interim Management Discussion and Analysis

PERFORMANCE AT A GLANCE
Key Financial Metrics
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2026	2025	Variance	2026	2025	Variance
Revenue	2,931	2,815	116	6,334	6,153	181
Common Equity Earnings	396	384	12	897	883	14
Basic EPS ($)	0.78	0.76	0.02	1.76	1.76	—
Dividends paid per common share ($)	0.640	0.615	0.025	1.280	1.230	0.050
Weighted average number of common shares outstanding (# millions)	510.0	502.6	7.4	509.1	501.5	7.6
Operating Cash Flow	1,129	804	325	2,232	2,017	215
Capital Expenditures (1)	1,364	1,435	(71)	2,726	2,855	(129)
(1)See "Non-U.S. GAAP Financial Measure" on page 8

Revenue
The increase in revenue for the quarter was due to overall higher flow-through and recoverable costs in customer rates, largely related to higher commodity costs at Central Hudson, as well as Rate Base growth and higher electricity sales. The increase was partially offset by: (i) the dispositions of FortisTCI and Fortis Belize in 2025; (ii) lower pricing on wholesale sales at UNS Energy due to market conditions; and (iii) a shift in the timing of quarterly revenue associated with delivery rates effective July 1, 2025 at Central Hudson which resulted in a reduction in revenue compared to the second quarter of 2025.

The increase in revenue for the year-to-date period was due to the same factors discussed for the quarter, partially offset by the lower U.S. dollar-to-Canadian dollar exchange rate.

Earnings and EPS
Common Equity Earnings increased by $12 million in comparison to the second quarter of 2025. The growth in earnings was due to Rate Base growth across our utilities and higher retail electricity sales, including the impact of warmer weather, at UNS Energy. The increase in earnings was partially offset by: (i) higher costs associated with Rate Base growth not yet reflected in customer rates as well as the timing of operating costs at UNS Energy; (ii) a shift in quarterly revenue at Central Hudson, as discussed above; and (iii) higher holding company finance costs. The 2025 dispositions of FortisTCI and Fortis Belize, as well as the impact of foreign exchange, also unfavourably impacted earnings growth for the quarter.

Common Equity Earnings for the year-to-date period increased by $14 million compared to the first half of 2025. The increase was driven by the same factors discussed for the quarter, as well as the timing of operating costs at Central Hudson, partially offset by lower margin on wholesale sales at UNS Energy.

For the quarter, basic EPS was $0.02 higher than the second quarter of 2025, and for the year-to-date period, basic EPS was consistent with the same period in 2025. In addition to the factors impacting Common Equity Earnings, the changes in basic EPS for the quarter and year-to-date periods reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

On an EPS basis, the 2025 dispositions had a $0.01 and $0.03 dilutive impact on second quarter and year-to-date results, respectively, and are expected to have a $0.05 dilutive impact for the annual period.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	2

Interim Management Discussion and Analysis
The changes in basic EPS for the quarter and year-to-date periods are illustrated in the following charts.
(1)    Reflects Rate Base growth, partially offset by higher non-recoverable stock-based compensation and holding company finance costs
(2)    Reflects higher retail electricity sales, including the impact of warmer weather, partially offset by the concentration of higher operating costs in the second quarter of 2026, and higher costs associated with Rate Base growth not yet reflected in customer rates. TEP has filed a general rate application with the ACC which is expected to be finalized in November 2026
(3)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Primarily reflects Rate Base growth, as well as lower income tax expense at FortisAlberta
(4)    Primarily reflects unrealized losses on foreign exchange contracts, higher finance costs and the disposition of Fortis Belize in 2025, partially offset by the timing of income tax recoveries
(5)    Primarily reflects foreign exchange gains recorded in 2025 associated with the revaluation of U.S. dollar denominated short-term liabilities
(6)    Weighted average shares of 510.0 million in 2026 compared to 502.6 million in 2025

1)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Reflects Rate Base growth and the timing of operating costs, as well as lower income tax expense at FortisAlberta
(2)    Reflects Rate Base growth, partially offset by higher non-recoverable stock-based compensation and holding company finance costs
(3)    Reflects Rate Base growth and the timing of operating costs, partially offset by a shift in quarterly revenue
(4)    Reflects lower margin on wholesale sales, the concentration of higher operating costs in the first half of 2026, and higher costs associated with Rate Base growth not yet reflected in customer rates, partially offset by higher retail electricity sales, including the impact of warmer weather. TEP has filed a general rate application with the ACC which is expected to be finalized in November 2026
(5)    Reflects unrealized losses on foreign exchange contracts, higher finance costs and the disposition of Fortis Belize in 2025, partially offset by the timing of income tax recoveries
(6)    Reflects average foreign exchange of 1.38 in 2026 compared to 1.41 in 2025, and foreign exchange gains recorded in 2025 associated with the revaluation of U.S. dollar denominated short-term liabilities
(7)    Weighted average shares of 509.1 million in 2026 compared to 501.5 million in 2025

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	3

Interim Management Discussion and Analysis
Dividends and TSR
Fortis paid a dividend of $0.64 per common share in the second quarter of 2026, up 4.1% from $0.615 paid in the second quarter of 2025. Fortis has increased its common share dividends for 52 consecutive years and is targeting annual dividend growth of approximately 4-6% through 2030. See "Outlook" on page 17.

Growth in dividends and changes in the market price of the Corporation's common shares have yielded the following TSRs.

TSR (1) (%)	1-Year	5-Year	10-Year	20-Year
Fortis	29.3	12.4	10.5	10.7
(1)Annualized TSR per Bloomberg as at June 30, 2026

Operating Cash Flow
Operating Cash Flow increased by $325 million and $215 million for the quarter and year-to-date periods, respectively. Approximately half of the increase was driven by FortisBC Energy due to the timing of payments, including amounts associated with the consumer carbon tax which was effectively repealed in 2025. Higher cash earnings, reflecting Rate Base growth as well as the sale of investment tax credits at UNS Energy also contributed to the growth in Operating Cash Flow in comparison to 2025. The increase for the year-to-date period was partially offset by the lower U.S. dollar-to-Canadian dollar exchange rate.

Capital Expenditures
Capital Expenditures were $2.7 billion for the first half of 2026, consistent with expectations and representing 48% of the Corporation's annual $5.6 billion Capital Plan. Capital Expenditures were $0.1 billion lower than the same period in 2025 due to the timing of expenditures, as well as the lower U.S. dollar-to-Canadian dollar exchange rate.

Capital Expenditures is a Non-U.S. GAAP Financial Measure. Refer to "Non-U.S. GAAP Financial Measure" on page 8 and in the "Glossary" on page 18.

BUSINESS UNIT PERFORMANCE
Common Equity Earnings	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions)	2026	2025	FX (1)	Other	2026	2025	FX (1)	Other
Regulated Utilities
ITC	152	143	—	9	305	293	(7)	19
UNS Energy	114	104	1	9	165	185	(3)	(17)
Central Hudson	25	25	—	—	104	90	(3)	17
FortisBC Energy	49	46	—	3	220	202	—	18
FortisAlberta	43	41	—	2	84	78	—	6
FortisBC Electric	24	21	—	3	46	42	—	4
Other Electric (2)	46	46	—	—	86	88	—	(2)
	453	426	1	26	1,010	978	(13)	45
Non-Regulated
Corporate and Other (3)	(57)	(42)	(9)	(6)	(113)	(95)	(8)	(10)
Common Equity Earnings	396	384	(8)	20	897	883	(21)	35
(1)    The reporting currency of ITC, UNS Energy, Central Hudson, and Caribbean Utilities is the U.S. dollar. The reporting currency of the Corporation's businesses in Turks and Caicos and Belize, which were sold in 2025, was the U.S. dollar or was pegged to the U.S. dollar at BZ$2.00=US$1.00. Certain corporate and non-regulated holding company transactions, included in the Corporate and Other segment, are denominated in U.S. dollars
(2)    Consists of the utility operations in eastern Canada and the Cayman Islands: Newfoundland Power; Maritime Electric; FortisOntario; Wataynikaneyap Power; and Caribbean Utilities. Also included FortisTCI up to the September 2, 2025 date of disposition and Belize Electricity up to the October 31, 2025 date of disposition
(3)    Consists of non-regulated holding company expenses. Also included earnings from Fortis Belize up to the October 31, 2025 date of disposition

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	4

Interim Management Discussion and Analysis

ITC	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions)	2026	2025	FX	Other	2026	2025	FX	Other
Revenue (1)	659	614	—	45	1,307	1,245	(28)	90
Earnings (1)	152	143	—	9	305	293	(7)	19
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC

Revenue
The increase in revenue for the quarter and year-to-date periods was primarily due to Rate Base growth and higher recoverable costs in customer rates. The year-to-date increase was partially offset by foreign exchange.

Earnings
The increase in earnings for the quarter and year-to-date periods was primarily due to Rate Base growth, partially offset by higher non-recoverable stock-based compensation and holding company finance costs. The year-to-date increase was partially offset by foreign exchange.

UNS Energy	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2026	2025	FX	Other	2026	2025	FX	Other
Retail electricity sales (GWh)	2,829	2,666	—	163	4,977	4,802	—	175
Wholesale electricity sales (GWh) (1)	1,302	1,028	—	274	2,300	2,185	—	115
Gas sales (PJ)	2	3	—	(1)	8	10	—	(2)
Revenue	707	694	2	11	1,302	1,374	(28)	(44)
Earnings	114	104	1	9	165	185	(3)	(17)
(1)    Primarily short-term wholesale sales

Sales
The increase in retail electricity sales for the quarter and year-to-date periods was due to higher average consumption, particularly by residential customers, associated with warmer weather in TEP's service territory in southeastern Arizona in the second quarter of 2026. Higher average consumption by industrial customers also contributed to the increase.

The increase in wholesale electricity sales for the quarter and year-to-date periods was primarily due to higher short-term wholesale sales, partially offset by lower long-term wholesale sales. Revenue from short-term wholesale sales, which relate to contracts that are less than one-year in duration, is primarily credited to customers through the PPFAC mechanism and, therefore, does not materially impact earnings.

The decrease in gas sales for the quarter and year-to-date periods was primarily due to lower average use associated with milder temperatures in UNS Gas' service territory in northern Arizona.

Revenue
The increase in revenue, net of foreign exchange, for the quarter was primarily due to higher retail and wholesale electricity sales, discussed above, partially offset by the recovery of overall lower fuel and non-fuel costs through the normal operation of regulatory mechanisms and lower pricing on wholesale sales.

The decrease in revenue, net of foreign exchange, for the year-to-date period was primarily due to: (i) the recovery of overall lower fuel and non-fuel costs through the normal operation of regulatory mechanisms; and (ii) lower pricing on wholesale sales due to market conditions. The decrease was partially offset by higher retail and wholesale electricity sales.

Earnings
The increase in earnings, net of foreign exchange, for the quarter was primarily due to higher retail electricity sales, discussed above, partially offset by: (i) the concentration of higher operating costs in the second quarter of 2026; and (ii) higher costs associated with Rate Base growth not yet reflected in customer rates. TEP has filed a general rate application with the ACC which is expected to be finalized in November 2026 (see "Regulatory Matters" on page 9).

The decrease in earnings, net of foreign exchange, for the year-to-date period was primarily due to: (i) lower margin on wholesale sales due to market conditions; (ii) the concentration of higher operating costs, including planned generation maintenance costs, in the first half of 2026; and (iii) higher costs associated with Rate Base growth not yet reflected in customer rates. The decrease was partially offset by higher retail electricity sales.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	5

Interim Management Discussion and Analysis

Central Hudson	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2026	2025	FX	Other	2026	2025	FX	Other
Electricity sales (GWh)	1,168	1,143	—	25	2,555	2,518	—	37
Gas sales (PJ)	5	4	—	1	15	13	—	2
Revenue	401	347	—	54	967	820	(21)	168
Earnings	25	25	—	—	104	90	(3)	17

Sales
The increase in electricity sales for the quarter was due to higher average consumption by residential and commercial customers associated with warmer weather, partially offset by lower average consumption by industrial customers.

The increase in electricity sales year to date was due to the same factors discussed for the quarter, as well as an increase in average consumption by residential and commercial customers due to colder weather in the first quarter of 2026.

The increase in gas sales for the quarter and year-to-date periods was primarily due to higher average consumption by industrial customers.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact earnings.

Revenue
The increase in revenue for the quarter and year-to-date periods was primarily due to: (i) the flow-through of higher energy supply costs driven by commodity prices; and (ii) an increase in delivery rates, as approved by the PSC effective July 1, 2025, including Rate Base growth. The increase was partially offset by a shift in the timing of quarterly revenue associated with the new delivery rates which resulted in a reduction in revenue in the quarter and year-to-date periods compared to the same periods in 2025. The year-to-date increase was also partially offset by foreign exchange.

Earnings
Earnings were consistent with the second quarter of 2025. An increase in earnings due to Rate Base growth was offset by the shift in quarterly revenue, as discussed above.

The increase in earnings, net of foreign exchange, for the year-to-date period was largely due to Rate Base growth and the timing of incurring operating costs in comparison to 2025. The increase was partially offset by the shift in quarterly revenue.

FortisBC Energy
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2026	2025	Variance	2026	2025	Variance
Gas sales (PJ)	39	42	(3)	115	123	(8)
Revenue	392	372	20	1,088	1,017	71
Earnings	49	46	3	220	202	18

Sales
The decrease in gas sales for the quarter and year-to-date periods was due to lower average consumption by transportation, residential and commercial customers, partially offset by higher average consumption by industrial customers. Lower average consumption by residential and commercial customers was primarily due to milder weather.

Revenue
The increase in revenue for the quarter and year-to-date periods was primarily due to an increase in delivery rates, including the impact of Rate Base growth, as approved by the BCUC effective January 1, 2026, and the normal operation of regulatory mechanisms. The increase was partially offset by a lower cost of natural gas recovered from customers.

Earnings
The increase in earnings for the quarter and year-to-date periods was primarily due to Rate Base growth. The timing of operating costs also contributed to the increase in earnings for the six-month period.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	6

Interim Management Discussion and Analysis

FortisAlberta
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2026	2025	Variance	2026	2025	Variance
Electricity deliveries (GWh)	4,313	4,200	113	8,978	8,797	181
Revenue	213	207	6	421	408	13
Earnings	43	41	2	84	78	6

Deliveries
The increase in electricity deliveries for the quarter and year-to-date periods was primarily due to customer growth, largely related to industrial customers.

As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries. Significant variations in weather conditions, however, can impact revenue and earnings.

Revenue and Earnings
The increase in revenue and earnings for the quarter and year-to-date periods was due to Rate Base and customer growth. Lower income tax expense associated with the enactment of an accelerated capital cost allowance deduction on certain capital additions, and for the year-to-date period, the timing of operating costs also contributed to the increase in earnings.

FortisBC Electric
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2026	2025	Variance	2026	2025	Variance
Electricity sales (GWh)	784	802	(18)	1,741	1,818	(77)
Revenue	127	126	1	278	279	(1)
Earnings	24	21	3	46	42	4

Sales
The decrease in electricity sales for the quarter was due to lower average consumption by industrial customers, partially offset by higher average consumption by residential and commercial customers due to warmer weather.

The decrease in electricity sales year to date was primarily due to lower average consumption by industrial customers. Lower average consumption by residential and commercial customers for the six-month period, driven by milder weather in the first quarter of 2026, also contributed to the decrease.

Revenue
The increase in revenue for the quarter was primarily due to Rate Base growth and higher energy supply costs recovered from customers, partially offset by lower electricity sales.

The decrease in revenue year to date was primarily due to lower electricity sales, partially offset by Rate Base growth and higher energy supply costs recovered from customers.

Earnings
The increase in earnings for the quarter and year-to-date periods was primarily due to Rate Base growth, as well as the timing of operating costs.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

Other Electric	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2026	2025	FX	Other	2026	2025	FX	Other
Electricity sales (GWh)	2,330	2,339	—	(9)	5,484	5,504	—	(20)
Revenue	432	447	—	(15)	971	993	(4)	(18)
Earnings	46	46	—	—	86	88	—	(2)

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	7

Interim Management Discussion and Analysis
Sales
The decrease in electricity sales for the quarter and year-to-date periods was due to the September 2025 disposition of FortisTCI, partially offset by higher average consumption associated with residential and commercial customers in eastern Canada.

Revenue
The decrease in revenue for the quarter and year-to-date periods was primarily due to the disposition of FortisTCI. This decrease was partially offset by higher electricity sales, Rate Base growth and the flow-through of higher energy supply costs recovered from customers. Foreign exchange also contributed to the year-to-date decrease in revenue.

Earnings
Earnings for the quarter were consistent with the same period in 2025. The increase in earnings due to higher electricity sales and Rate Base growth was offset by the disposition of FortisTCI.

The decrease in earnings for the year-to-date period was primarily due to the disposition of FortisTCI, partially offset by higher electricity sales and Rate Base growth.

Corporate and Other	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2026	2025	FX	Other	2026	2025	FX	Other
Electricity sales (GWh) (1)	—	40	—	(40)	—	87	—	(87)
Revenue (1)	—	8	—	(8)	—	17	—	(17)
Net loss (2)	(57)	(42)	(9)	(6)	(113)	(95)	(8)	(10)
(1)    Reflects Fortis Belize up to the October 31, 2025 date of disposition
(2)    Includes non-regulated holding company expenses and earnings for Fortis Belize up to the October 31, 2025 date of disposition

Sales and Revenue
The decrease in electricity sales and revenue for the quarter and year-to-date periods was due to the October 2025 disposition of Fortis Belize.

Net Loss
The increase in net loss for the quarter and year-to-date periods was due to unrealized losses on foreign exchange contracts, as compared to unrealized gains recorded in 2025. Higher finance costs and the disposition of Fortis Belize also contributed to the increase in net loss. These impacts were partially offset by: (i) the timing of income tax recoveries; (ii) higher gains on total return swaps; and (iii) a gain on a cost-accounted investment.

The unfavourable foreign exchange impact for the quarter and year-to-date periods was due to foreign exchange gains recorded in the second quarter of 2025 on the revaluation of U.S. dollar denominated short-term liabilities.

NON-U.S. GAAP FINANCIAL MEASURE

Capital Expenditures is a Non-U.S. GAAP Financial Measure and may not be comparable with a similar measure used by other entities. Capital Expenditures include additions to property, plant and equipment and additions to intangible assets, as shown on the condensed consolidated interim statements of cash flows, less CIACs received by FortisBC Energy associated with the Eagle Mountain Pipeline project. The CIACs received for this Major Capital Project are significant and presentation of Capital Expenditures net of CIACs better aligns with the Rate Base growth associated with this project.

Non-U.S. GAAP Reconciliation
Periods ended June 30	Quarter			Year-to-Date
($ millions)	2026	2025	Variance	2026	2025	Variance
Capital Expenditures
Additions to property, plant and equipment	1,601	1,479	122	3,104	2,962	142
Additions to intangible assets	63	65	(2)	108	125	(17)
Adjusting item:
Eagle Mountain Pipeline Project (1)	(300)	(109)	(191)	(486)	(232)	(254)
Capital Expenditures	1,364	1,435	(71)	2,726	2,855	(129)
(1)    Represents CIACs received for the Eagle Mountain Pipeline project, included in the FortisBC Energy segment

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	8

Interim Management Discussion and Analysis
REGULATORY MATTERS

ITC
Transmission Incentives: In 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for RTO members that have been members for longer than three years. Although the timing and outcome of this proceeding are unknown, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

UNS Energy
TEP General Rate Application: In June 2025, TEP filed a general rate application with the ACC requesting new rates effective September 1, 2026 using a December 31, 2024 test year, with post-test year adjustments through June 30, 2025. The application includes a proposal to phase-out or eliminate certain adjustor mechanisms, and requests an annual formulaic rate adjustment mechanism consistent with the ACC's approval of a formula rate policy statement in 2024. It also requests the deferral of certain costs associated with owning and operating Roadrunner Reserve II for future recovery. In June 2026, the Administrative Law Judge issued an extension of the procedural schedule such that a final decision on the rate case will be issued by November 17, 2026.

The Residential Utility Consumer Office has challenged the ACC's authority to implement a formula rate framework through a policy statement, and in November 2025, the Arizona Court of Appeals ruled that the Residential Utility Consumer Office may proceed with its challenge. The timing and outcome of these regulatory and legal proceedings are unknown. The ACC has previously approved adjustor mechanisms, including formula-based mechanisms, in rate cases.

UNS Gas General Rate Application: In February 2026, the ACC issued an order approving an allowed ROE of 9.61% and a 56% common equity component of capital structure. The order also approved an annual formulaic rate adjustment mechanism including a range of +/- 50 basis points around the allowed ROE and the inclusion of post-test year adjustments. New rates became effective March 1, 2026.

FortisAlberta
Third PBR Term Decision: In 2023, the AUC issued a decision establishing the parameters for the third PBR term for the period of 2024 through 2028. FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 cost of service revenue requirement as approved by the AUC. In March 2025, the Court of Appeal granted FortisAlberta permission to appeal, which was heard in January 2026. A decision is expected in the third quarter of 2026.

Depreciation Study: In May 2026, the AUC approved the negotiated settlement agreement that had been reached with respect to FortisAlberta's depreciation study. The corresponding reduction in FortisAlberta's depreciation rates has resulted in a true-up of $130 million. The settlement of the true-up will be addressed in a future rate application, with no impact to earnings anticipated as the related updates to revenue and depreciation expense are expected to be neutral.

FINANCIAL POSITION

Significant Changes between June 30, 2026 and December 31, 2025

Balance Sheet Account	Increase (Decrease)
($ millions)	FX	Other	Explanation
Accounts receivable and other current assets	33	155	Due to an insurance receivable at Central Hudson relating to an outstanding legal matter. See Note 14 of the condensed consolidated interim financial statements as at June 30, 2026.
Regulatory assets (current and long-term)	46	138	Due to the normal operation of various regulatory deferral accounts, including an increase in deferred income taxes.
Property, plant and equipment, net	1,153	1,824	Due to capital expenditures, partially offset by depreciation expense and CIACs.
Short-term borrowings	—	(373)	Due to the repayment of short-term borrowings at ITC and Central Hudson with proceeds from long-term debt issuances.
Regulatory liabilities (current and long-term)	94	102	Due to changes associated with various regulatory mechanisms including an increase in the future cost of removal and deferred income taxes deferrals.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	9

Interim Management Discussion and Analysis

Significant Changes between June 30, 2026 and December 31, 2025

Balance Sheet Account	Increase (Decrease)
($ millions)	FX	Other	Explanation
Deferred income taxes	118	195	Due to higher temporary differences associated with ongoing capital investments.
Long-term debt (including current portion)	662	1,411	Reflects debt issuances, partially offset by debt repayments, as well as higher borrowings under committed credit facilities, in support of the Corporation's Capital Plan.
Shareholders' equity	646	841	Primarily due to: (i) Common Equity Earnings for the six months ended June 30, 2026, less dividends declared on common shares; and (ii) the issuance of common shares, largely under the DRIP.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Requirements
At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements.

Cash required of Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's credit facilities, the operation of the DRIP, as well as issuances of long-term debt, preference equity, and common shares including any issued through the ATM Program. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their credit facilities and periodically replace these borrowings with long-term financing. Financing needs also arise to refinance maturing debt.

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.5 billion of the total credit facilities are committed with maturities ranging from 2027 through 2031. Available credit facilities are summarized in the following table.

Credit Facilities
As at	Regulated Utilities	Corporate and Other	June 30, 2026	December 31, 2025
($ millions)
Total credit facilities (1)	4,307	1,585	5,892	5,773
Credit facilities utilized:
Short-term borrowings	(39)	—	(39)	(412)
Long-term debt (including current portion)	(1,366)	(272)	(1,638)	(1,515)
Letters of credit outstanding	(83)	(22)	(105)	(105)
Credit facilities unutilized	2,819	1,291	4,110	3,741
(1)    See Note 14 in the 2025 Annual Financial Statements for a description of the credit facilities as at December 31, 2025

In May 2026, the Corporation amended its $1.3 billion revolving term committed credit facility to extend the maturity to July 2031.

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.

As at June 30, 2026, consolidated fixed-term debt maturities/repayments are expected to average $1.8 billion annually over the next five years, with a maximum of $2.2 billion due in any one year. Approximately 74% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	10

Interim Management Discussion and Analysis
In December 2024, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. Fortis reestablished the ATM Program pursuant to the short-form base shelf prospectus, which allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until January 10, 2027. As at June 30, 2026, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. This combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have reasonable access to long-term capital.

Fortis and its subsidiaries were in compliance with debt covenants as at June 30, 2026 and are expected to remain compliant.

Cash Flow Summary
Summary of Cash Flows
Periods ended June 30	Quarter			Year-to-Date
($ millions)	2026	2025	Variance	2026	2025	Variance
Cash and cash equivalents, beginning of period	359	510	(151)	367	220	147
Cash from (used in):
Operating activities	1,129	804	325	2,232	2,017	215
Investing activities	(1,341)	(1,510)	169	(2,712)	(2,935)	223
Financing activities	221	437	(216)	475	936	(461)
Effect of exchange rate changes on cash and cash equivalents	16	(20)	36	22	(17)	39
Cash and cash equivalents, end of period	384	221	163	384	221	163

Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 4.

Investing Activities
The decrease in cash used in investing activities for the quarter and year-to-date periods primarily reflects the timing of Capital Expenditures, net of CIACs, in comparison to 2025. The decrease was also due to an equity contribution to Wataynikaneyap Power in 2025, lower demand side management expenditures at FortisBC Energy, and for the year-to-date period, the lower U.S.dollar-to-Canadian dollar exchange rate.

Financing Activities
Cash flows related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances. See "Cash Flow Requirements" on page 10.

Debt Financing
Significant Long-Term Debt Issuances	Month	Interest		Amount	Use of Proceeds
Year-to-date June 30, 2026	Issued	Rate (%)	Maturity	($ millions)
ITC
Secured senior notes	January	5.08	2036	US $125	(1) (2) (3)
Secured senior notes	January	5.71	2046	US $125	(1) (2) (3)
First mortgage bonds	March	4.78	2034	US $175	(1) (2) (3)
First mortgage bonds	March	4.86	2035	US $175	(1) (2) (3)
Unsecured senior notes	April	4.88	2031	US $500	(1) (3) (4)
Unsecured senior notes	April	5.50	2036	US $400	(1) (3) (4)
Central Hudson
Unsecured senior notes	April	(5)	(5)	US $70	(1) (3)
(1)    Repay short-term and/or credit facility borrowings
(2)    Fund capital expenditures
(3)    General corporate purposes
(4)    Repay maturing long-term debt
(5)    Comprised of US$25 million at 5.51% due in 2036, US$35 million at 5.86% due in 2041 and US$10 million at 6.01% due in 2046

In July 2026, ITC issued US$50 million of 18-year, 5.41% first mortgage bonds and US$100 million of 21-year, 5.53% first mortgage bonds. Proceeds will be used to repay credit facility borrowings, fund capital expenditures, and for general corporate purposes.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	11

Interim Management Discussion and Analysis
In July 2026, FortisAlberta issued $200 million of 30-year, 4.92% senior unsecured debentures. Proceeds will be used to repay credit facility borrowings, fund capital expenditures, and for general corporate purposes.

In March 2026, Fortis redeemed US$115 million of its U.S. dollar-denominated unsecured senior notes with original maturities ranging from 2029 to 2044, and in August 2026 Fortis will redeem US$75 million of its U.S. dollar-denominated unsecured senior notes with an original maturity in 2040.

Common Equity Financing
Common Equity Issuances and Dividends Paid
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2026	2025	Variance	2026	2025	Variance
Common shares issued:
Cash (1)	14	9	5	32	34	(2)
Non-cash (2)	115	119	(4)	232	234	(2)
Total common shares issued	129	128	1	264	268	(4)
Number of common shares issued (# millions)	1.8	2.0	(0.2)	3.6	4.3	(0.7)
Common share dividends paid:
Cash	(212)	(191)	(21)	(420)	(383)	(37)
Non-cash (3)	(114)	(118)	4	(231)	(233)	2
Total common share dividends paid	(326)	(309)	(17)	(651)	(616)	(35)
Dividends paid per common share ($)	0.64	0.615	0.025	1.280	1.230	0.050
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan
(3)    Common share dividends reinvested under the DRIP

On February 11, 2026, Fortis declared a dividend of $0.64 per common share which was paid on June 1, 2026 and on July 29, 2026, Fortis declared a dividend of $0.64 per common share payable on September 1, 2026. The payment of dividends is at the discretion of the Board and depends on the Corporation's financial condition and other factors.

Contractual Obligations
There were no material changes to the contractual obligations disclosed in the 2025 Annual MD&A, other than issuances of long-term debt and credit facility utilization (see "Cash Flow Summary" on page 11), and new agreements at TEP and UNS Electric as disclosed in Note 14 of the Interim Financial Statements.

Off-Balance Sheet Arrangements
There were no material changes to off-balance sheet arrangements from those disclosed in the 2025 Annual MD&A.

Capital Structure and Credit Ratings
Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	June 30, 2026		December 31, 2025
As at	($ millions)	(%)	($ millions)	(%)
Debt (1)	35,943	56.7	34,262	57.0
Preference shares	1,623	2.6	1,623	2.7
Common shareholders' equity and non-controlling interests (2)	25,841	40.7	24,246	40.3
	63,407	100.0	60,131	100.0
(1)    Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)    Includes shareholders' equity, excluding preference shares, and non-controlling interests. Non-controlling interests represented 3.4% as at June 30, 2026 (December 31, 2025 - 3.4%)

Outstanding Share Data
As at July 29, 2026, the Corporation had issued and outstanding 510.9 million common shares and the following first preference shares: 5.0 million Series F; 9.2 million Series G; 7.9 million Series H; 2.1 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

The common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at July 29, 2026, an additional 0.7 million common shares would be issued and outstanding.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	12

Interim Management Discussion and Analysis
Credit Ratings
The Corporation's credit ratings shown below reflect its low business risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at June 30, 2026	Rating	Type	Outlook
S&P	A-	Issuer	Stable
	BBB+	Unsecured debt
Fitch	BBB+	Issuer	Stable
	BBB+	Unsecured debt
Morningstar DBRS	A (low)	Issuer	Stable
	A (low)	Unsecured debt	Stable

In May 2026, S&P, Fitch and Morningstar DBRS confirmed the Corporation's issuer and unsecured debt credit ratings and stable outlook, as shown above.

Capital Plan
Year-to-date Capital Expenditures of $2.7 billion were consistent with expectations, and the Corporation's annual $5.6 billion Capital Plan is on track.

Capital Expenditures (1)
Year-to-date June 30, 2026		UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Other Electric
($ millions, except as indicated)	ITC							Total (1)
Total	1,018	517	210	370	328	98	185	2,726
(1)    See "Non-U.S. GAAP Financial Measure" on page 8

The Corporation's 2026-2030 Capital Plan is $28.8 billion with investments categorized as: (i) 46% transmission; (ii) 31% distribution; (iii) 7% generation; (iv) 5% renewable gas and LNG; and (v) 11% other, largely related to information technology and facility investments. The five-year Capital Plan is low risk and highly executable, with only 21% relating to Major Capital Projects. Geographically, 63% of planned expenditures are expected in the U.S., including 34% at ITC, with 35% in Canada and the remaining 2% in the Cayman Islands.

The Capital Plan reflects an assumed U.S. dollar-to-Canadian dollar exchange rate of 1.35. A five-cent increase or decrease in the U.S. dollar relative to the Canadian dollar would increase or decrease the Capital Plan by approximately $0.7 billion over the five-year planning period.

The Capital Plan is expected to be funded primarily by cash from operations and regulated utility debt. Common equity is expected to be provided by the Corporation's DRIP, assuming current participation levels. The Corporation's $500 million ATM Program has not been utilized to date and remains available for funding flexibility as required.

Planned capital expenditures are based on detailed forecasts of energy demand as well as labour and material costs, including inflation, supply chain availability, general economic conditions, foreign exchange rates, new or revised tariffs and other factors. The Corporation continues to monitor government policy on foreign trade, including the imposition of tariffs and the potential impacts on the supply chain, commodity prices, the cost of energy and general economic conditions. These factors could change and cause actual expenditures to differ from forecast.

Major Capital Projects Update
FortisBC Energy
Tilbury 1B
On July 24, 2026, the Province of British Columbia issued an OIC approving the Phase 1B expansion of FortisBC Energy's Tilbury LNG Facility. The OIC includes a cost allowance of up to $2.2 billion for the project, and approves the inclusion of the Tilbury Marine Jetty in the regulated utility. It also provides approvals required to implement the equity partnership with the Musqueam Indian Band, and includes regulatory mechanisms to protect customers from rate impacts associated with the investment. FortisBC Energy will now proceed to further develop and refine project cost estimates, which will be reflected, as appropriate, in Fortis' next five-year Capital Plan. The Corporation's current five-year plan includes approximately $350 million of investment for Tilbury 1B.

The Tilbury 1B project supports LNG marine fueling services while strengthening jobs, economic growth and economic reconciliation through an equity partnership opportunity with the Musqueam Indian Band. It will help position the Port of Vancouver as a leading LNG marine fueling hub and support the transition to lower-emission marine fuels. The project remains subject to certain regulatory approvals and permitting requirements before construction can begin. Construction could start as early as mid-2027 and the project could be in service as early as 2031. The Tilbury Marine Jetty project received provincial and federal environmental assessment approvals in 2024.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	13

Interim Management Discussion and Analysis
Tilbury LNG Storage Expansion Project
In 2025, the BCUC approved the Tilbury LNG Storage Expansion project. Based on the expansion option approved by the BCUC, the project has potential upside of $300 million as the five-year Capital Plan assumed the tank replacement would be a similar size and configuration to the existing tank. The incremental opportunity may extend beyond 2030 depending on the timing of environmental assessment approvals.

In March 2026, a revised Environmental Assessment Application was submitted to the British Columbia Environmental Assessment Office, incorporating updates from various stakeholders during the application review phase as well as the expansion option approved by the BCUC. The environmental assessment process is expected to continue throughout 2026.

UNS Energy
Springerville Natural Gas Conversion
In March 2026, the ACC approved an amendment to the Springerville Generating Station's Certificate of Environmental Compatibility to permit the conversion of Springerville Units 1 and 2 from coal-fired to natural gas-fired generation. This regulatory approval advances TEP's plans to extend the operational life of the facility and supports long-term customer affordability and system reliability.

Roadrunner Reserve Battery Storage Project
In June 2026, the Roadrunner Reserve II battery storage project at TEP was placed in service. The 200 MW battery energy storage system facilitates the integration of renewable energy into the electric grid with the capability to store 800 MW hours of energy, enough to serve approximately 42,000 homes for four hours when deployed at full capacity.

Additional Investment Opportunities
Fortis is pursuing investment opportunities that are not yet included in the five-year Capital Plan.

ITC
ITC estimates a range of US$3.3 billion to US$3.8 billion in capital expenditures beyond the five-year Capital Plan for the MISO tranche 2.1 projects located in Michigan and Minnesota where ROFRs are in effect, and for projects requiring system upgrades in Iowa which are not subject to a competitive bidding process. The majority of the tranche 2.1 investments are expected beyond 2030.

Any additional tranche 2.1 projects awarded to ITC as part of a competitive bidding process would be incremental to the estimated range of tranche 2.1 investments discussed above.

In April 2026, ITC, along with a coalition of other transmission owners, filed a complaint at FERC related to the competitive bidding process for electric transmission projects in the MISO and SPP regions. The complaint seeks to either exempt transmission projects in the MISO and SPP regions that facilitate generation or load additions from the competitive bidding process or suspend competitive solicitations for certain categories of projects in these regions for the next five years. It is requested that the proposed change apply prospectively from the date of the complaint. While there is no stipulated timeline for FERC to act, it has been requested that FERC take action in response to the complaint by September 2026.

UNS Energy
In 2025, TEP entered into an energy supply agreement to serve a customer expected to be located in TEP's service territory. The agreement, requiring potential power demand of approximately 300 MW, was approved by the ACC in December 2025. The energy supply agreement provides additional consumer protections such as establishing minimum monthly payment obligations that apply irrespective of customer energy use, authorizing termination fees supported by financial assurance mechanisms, and imposing credit standards designed to mitigate the risk of default. In April 2026, the parties waived certain contractual provisions under the energy supply agreement and established a US$40 million termination payment if the agreement is terminated prior to the commencement of electric service, which was secured by a letter of credit. The initial phase of the data center campus is expected to be operational as early as 2027, with a ramp schedule through 2029. TEP expects to serve the customer from its existing and planned capacity, including solar and battery storage projects currently in development.

In addition to the energy supply agreement signed in 2025, further negotiations are ongoing with the customer for additional capacity to support a full build at the initial site for a total of 600 MW. The customer has also indicated that additional capacity may be required for 500 MW to 700 MW at a second site. Should discussions progress and an agreement be negotiated, additional generation and transmission investments would be required for these subsequent phases.

TEP is experiencing interest from other potential new large customers in the manufacturing, data center, and mining sectors with demands that may create new energy needs. TEP continues to work with the potential customers to assess capital requirements and associated timelines.

TEP and UNS Electric are expecting to file new IRPs with the ACC in the fourth quarter of 2026, which will support increasing energy needs while taking into account reliable and affordable energy solutions.

Other Opportunities
Other opportunities include incremental transmission investments across our FERC regulated jurisdictions to support customer connections and grid modernization; further renewable gas and LNG infrastructure opportunities in British Columbia; grid resiliency and climate adaptation investments; and energy infrastructure investments to support the acceleration of load growth across our jurisdictions.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	14

Interim Management Discussion and Analysis
BUSINESS RISKS

The Corporation's business risks remain substantially unchanged from those disclosed in its 2025 Annual MD&A.

ACCOUNTING MATTERS

Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2025 Annual Financial Statements.

Future Accounting Pronouncements
Expense Disaggregation: ASU No. 2024-03, Disaggregation of Income Statement Expenses, is effective for Fortis on January 1, 2027 for annual periods and on January 1, 2028 for interim periods, on a prospective basis, with retrospective application and early adoption permitted. The ASU requires detailed disclosure of certain expense categories included on the consolidated statements of earnings, including energy supply costs, operating expenses, and depreciation and amortization expense. Fortis is assessing the impact on its disclosures.

Internal-Use Software: ASU No. 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, is effective for Fortis on January 1, 2028. The ASU may be adopted prospectively, retrospectively, or using a modified transition approach, and early adoption is permitted. The ASU removes references to development stages and requires capitalization of software costs once funding is authorized and project completion is probable, including assessment of whether significant development uncertainty exists. The guidance also clarifies that all capitalized internal-use software costs must follow the disclosure requirements in Subtopic 360-10, Property, Plant and Equipment. Fortis is assessing the impact on its consolidated financial statements and disclosures.

Critical Accounting Estimates
The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from those disclosed in the 2025 Annual MD&A, except as disclosed in Note 14 of the Interim Financial Statements.

FINANCIAL INSTRUMENTS

Long-Term Debt and Other
As at June 30, 2026, the carrying value of long-term debt, including current portion, was $36.1 billion (December 31, 2025 - $34.1 billion) compared to an estimated fair value of $34.1 billion (December 31, 2025 - $32.3 billion).

The consolidated carrying value of the remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

Derivatives
Derivatives are recorded at fair value with certain exceptions, including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and portfolio of the Corporation's derivatives from those disclosed in the 2025 Annual MD&A. See Note 13 of the Interim Financial Statements for additional information.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	15

Interim Management Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS
		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter ended	($ millions)	($ millions)	($)	($)
June 30, 2026	2,931	396	0.78	0.78
March 31, 2026	3,403	501	0.99	0.99
December 31, 2025	3,079	422	0.83	0.83
September 30, 2025	2,938	409	0.81	0.81
June 30, 2025	2,815	384	0.76	0.76
March 31, 2025	3,338	499	1.00	1.00
December 31, 2024	2,949	396	0.79	0.79
September 30, 2024	2,771	420	0.85	0.85

Generally, within each calendar year, quarterly results fluctuate in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Earnings for the utilities in Canada and New York tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings for UNS Energy tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's Capital Plan; (ii) any significant temperature fluctuations from seasonal norms; (iii) the impact of market conditions, particularly with respect to long-term wholesale sales at UNS Energy; (iv) the timing and significance of any regulatory decisions; (v) changes in the U.S. dollar-to-Canadian dollar exchange rate; (vi) for revenue, the flow-through in customer rates of commodity costs; and (vii) for EPS, increases in the weighted average number of common shares outstanding.

June 2026/June 2025
See "Performance at a Glance" on page 2.

March 2026/March 2025
Common Equity Earnings were comparable with the first quarter of 2025. Rate Base growth across our utilities, along with higher earnings at Central Hudson driven by the timing of operating expenses and a shift in quarterly revenue, contributed to earnings growth in the first quarter of 2026. This growth was offset by lower earnings at UNS Energy due to wholesale market conditions, the timing of planned generation maintenance costs, milder weather conditions, and higher costs associated with Rate Base growth not yet reflected in customer rates. The lower U.S. dollar-to-Canadian dollar exchange rate and the 2025 dispositions of FortisTCI and Fortis Belize also unfavourably impacted earnings growth. Basic EPS decreased by $0.01 compared to the first quarter of 2025, reflecting the factors impacting Common Equity Earnings, as well as an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

December 2025/December 2024
Common Equity Earnings increased by $26 million and basic EPS increased by $0.04 compared to the fourth quarter of 2024. Common Equity Earnings in the fourth quarter of 2025 were unfavourably impacted by a $31 million loss on the disposition of Fortis Belize and Belize Electricity in October 2025. In addition, Common Equity Earnings in the fourth quarter of 2024 were unfavourably impacted by $20 million at ITC associated with the retroactive impact of a reduction in the MISO base ROE as approved by FERC. Excluding these items, Common Equity Earnings increased by $37 million compared to the fourth quarter of 2024 primarily due to Rate Base growth across the utilities. Growth was also due to: (i) unrealized gains on derivative contracts; (ii) the timing of operating costs at FortisAlberta; and (iii) a favourable impact of foreign exchange. The increase was partially offset by higher costs associated with Rate Base growth not yet reflected in customer rates and lower retail electricity sales due to milder weather at UNS Energy, as well as higher stock-based compensation and holding company finance costs. Lower earnings contribution from FortisTCI and Belize due to the dispositions, net of finance cost savings associated with proceeds, also unfavourably impacted fourth quarter results in 2025. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

September 2025/September 2024
Common Equity Earnings decreased by $11 million and basic EPS decreased by $0.04 in comparison to the third quarter of 2024. The decrease was due to income taxes and closing costs totalling $32 million associated with the disposition of FortisTCI in September 2025. Excluding the impact of the disposition, Common Equity Earnings increased by $21 million compared to the third quarter of 2024. The increase was primarily due to Rate Base growth across the utilities, including AFUDC associated with Major Capital Projects. The higher U.S. dollar-to-Canadian dollar exchange rate also contributed to the increase in earnings. The increase was partially offset by higher costs associated with Rate Base growth not yet reflected in customer rates at UNS Energy, the expiration of a regulatory incentive and a lower allowed ROE at FortisAlberta, and higher holding company finance costs. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

FORTIS INC.	JUNE 30, 2026 QUARTER REPORT	16

Interim Management Discussion and Analysis
RELATED-PARTY AND INTER-COMPANY TRANSACTIONS

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2026 and 2025.

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at June 30, 2026 and December 31, 2025, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three and six months ended June 30, 2026 and 2025.

OUTLOOK

Fortis continues to enhance shareholder value through the execution of its Capital Plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $28.8 billion five-year Capital Plan is expected to increase midyear Rate Base from $42.4 billion in 2025 to $57.9 billion by 2030, translating into a five-year CAGR of 7.0%. Fortis expects its long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2030.

Above and beyond the five-year Capital Plan, growth opportunities include: further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources, including transmission investments associated with the MISO LRTP and MISO transmission expansion plan; grid resiliency and climate adaptation investments; investments in renewable gas and LNG infrastructure in British Columbia; and energy infrastructure investments to support the acceleration of load growth across our jurisdictions.

FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects, and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: annual dividend growth guidance through 2030; forecast Capital Expenditures for 2026; expected timing, outcome and impact of legal and regulatory proceedings and decisions; expected and potential funding sources for operating expenses, interest costs, and capital expenditures; the expectation that maintaining the targeted capital structures of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have reasonable access to long-term capital and will remain compliant with debt covenants; expected use of proceeds from debt financings; estimated impact of variations in the U.S. dollar-to-Canadian dollar exchange rate on the Capital Plan; expected sources of funding for the five-year Capital Plan, including the source of common equity; expected nature, timing, benefits and costs of certain Major Capital Projects, including the Tilbury 1B project, the Tilbury LNG Storage Expansion project, the Springerville Natural Gas Conversion, and the Roadrunner Reserve Battery Storage Project; expected nature, timing, benefits, and costs of additional investment opportunities that are not yet included in the Capital Plan, including further investments by ITC associated with MISO LRTP tranche 2.1 projects, investments at TEP associated with additional energy demands from large customers including from the manufacturing, data center, and mining sectors, as well as investments associated with IRPs to be filed by TEP and UNS Electric in 2026, and investments at FortisBC Energy for Tilbury 1B and Tilbury Marine Jetty projects; the potential and expected impacts of future accounting pronouncements on the Corporations' disclosures; forecast Rate Base for 2030 and Rate Base growth through 2030; the expectation that long-term growth in Rate Base will drive earnings that support dividend growth guidance; and the expected nature, timing and benefits of growth opportunities above and beyond the five-year Capital Plan, including further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources, including transmission investments associated with the MISO LRTP and MISO transmission expansion plan, grid resiliency and climate adaptation investments, investments in renewable gas and LNG infrastructure in British Columbia, and energy infrastructure investments to support the acceleration of load growth.

Forward-looking information involves significant risks, uncertainties, and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable legal and regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the continuation of current participation levels in the Corporation's DRIP; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in the 2025 Annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2026 include, but are not limited to: uncertainty regarding changes in utility regulation, including the outcome of regulatory proceedings at the Corporation's utilities; the physical risks associated with the provision of electric and gas service, which can be exacerbated by the impacts of climate change; risks associated with capital projects and the impact on the Corporation's continued growth; risks associated with cybersecurity and information and operations technology; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes; risks related to environmental laws and regulation; risks associated with commodity price volatility and supply of purchased power; and risks related to general economic conditions, including inflation, interest rate and foreign exchange risks.

All forward-looking information herein is given as of July 29, 2026. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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Interim Management Discussion and Analysis
GLOSSARY

2025 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2025

2025 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2025

ACC: Arizona Corporation Commission

AFUDC: allowance for funds used during construction

ASU: accounting standards update

ATM Program: at-the-market equity program

AUC: Alberta Utilities Commission

BCUC: British Columbia Utilities Commission

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly held a 33% equity interest, which was sold on October 31, 2025

Board: Board of Directors of the Corporation

CAGR(s): compound annual growth rate of a particular item. CAGR = (EV/BV)(1/n)-1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) n is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate

Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, less CIACs received by FortisBC Energy associated with the Eagle Mountain Pipeline project. See "Non-U.S. GAAP Financial Measure" on page 8

Capital Plan: forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2025) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly-owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

CIACs: contributions in aid of construction

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

Court of Appeal: Court of Appeal of Alberta

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fitch: Fitch Ratings, Inc.

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly-owned subsidiary of Fortis

FortisBC Electric: FortisBC Inc., an indirect wholly-owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly-owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly-owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly-owned subsidiary of Fortis, together with its subsidiary, sold on September 2, 2025

Fortis Belize: Fortis Belize Limited, an indirect wholly-owned subsidiary of Fortis, sold on October 31, 2025

FX: foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S. dollar-to-Canadian dollar FX rates to the prior period U.S. dollar balance

GWh: gigawatt hour(s)

Interim Financial Statements: the Corporation's unaudited condensed consolidated interim financial statements and notes thereto for the three and six months ended June 30, 2026

Interim MD&A: the Corporation's management discussion and analysis for the three and six months ended June 30, 2026

IRP: integrated resource plan

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

LNG: liquefied natural gas

LRTP: long-range transmission plan

Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more in the forecast/planning period

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly-owned subsidiary of Fortis

MISO: Midcontinent Independent System Operator, Inc.

Morningstar DBRS: DBRS Limited

MW: megawatts

Newfoundland Power: Newfoundland Power Inc., a direct wholly-owned subsidiary of Fortis

Non-U.S. GAAP Financial Measure: financial measure that does not have a standardized meaning prescribed by U.S. GAAP

NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

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Interim Management Discussion and Analysis
OIC: Order in Council

Operating Cash Flow: cash from operating activities

PBR: performance-based rate setting

PJ: petajoule(s)

PPFAC: purchased power and fuel adjustment clause

PSC: New York State Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

ROE: rate of return on common equity

ROFR: right of first refusal

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

SPP: Southwest Power Pool

TEP: Tucson Electric Power Company

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric and UNS Gas

UNS Electric: UNS Electric, Inc.

UNS Gas: UNS Gas, Inc.

U.S.: United States of America

U.S. GAAP: accounting principles generally accepted in the U.S.

Wataynikaneyap Power: Wataynikaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest

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